

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 13, 2008

VIA U.S. MAIL AND FAX

Mr. Shuli Zhang
Chief Financial Officer
Genex Pharmaceutical, Inc.
1801 Guangyin Building
Youyibeilu, Hexi District
Tianjin City, China 300074

> **Re:** **Genex Pharmaceutical, Inc.**
> **Form 10-KSB for the period ending December 31, 2006**
> **Filed July 23, 2007**
> **File No. 333-102118**

Dear Mr. Zhang:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela J. Crane
Accounting Branch Chief